[AuthenTec Letterhead]
June 22, 2007
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AuthenTec, Inc.
Registration Statement on Form S-1 (File No. 333-141348)
Ladies and Gentlemen:
     AuthenTec, Inc., a corporation organized under the laws of the State of Delaware (the “Registrant”), hereby requests that the effective date for the Registration Statement referenced above be accelerated so that it will be declared effective as of 3:00 p.m. on June 26, 2007 or as soon as reasonably practicable thereafter.
     The registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please notify Tony Saur, Esq. of DLA Piper US LLP, counsel to the Registrant, at (212) 335-4688, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.
Very truly yours,

AuthenTec, Inc.
By:	/s/ Frederick R. Jorgenson
	Name:	Frederick R. Jorgenson
	Title:	Vice President — General Counsel